RIVERNORTH ®

November 16, 2015

Fifth Street Finance Corp.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
Attn: Board of Directors

Dear Members of the Board,

RiverNorth Capital Management, LLC, together with funds managed by it ("RiverNorth") and RiverNorth's director nominees and their respective affiliates (collectively, the "RiverNorth Group"), is currently the largest stockholder of Fifth Street Finance Corp. ("FSC" or the "Company") with a combined beneficial and economic ownership interest in approximately 6.0% of FSC's outstanding shares.

On November 6, 2015, we delivered a formal notice of our nomination of a slate of three highly-qualified director candidates – Randy I. Rochman, Fred G. Steingraber and Murray R. Wise – for election to the FSC Board of Directors (the "Board") at the 2016 Annual Meeting of Stockholders (the "2016 Annual Meeting"). We have taken this step because we have grown increasingly concerned about the direction of the Company and the leadership of the Board. In particular, we believe the Company's external manager, Fifth Street Management LLC[1] ("Fifth Street Management" or the "External Manager"), has been focused on its own wealth creation at the expense of FSC stockholders. <u>We believe true stockholder representation on the Board is required immediately to ensure that stockholders' best interests are appropriately represented.</u>

As part of our formal notice, we have also submitted a proposal to terminate the investment advisory agreement between FSC and the External Manager, on account of, among other reasons detailed below, FSC's dramatic underperformance, problematic conflicts of interest and an abusive fee structure. The Company is an externally-managed Business Development Company ("BDC"). Therefore, stockholders have the power to terminate Fifth Street Management, and the Board would be required to find and approve a more suitable replacement.

Our binding proposal to terminate the investment advisory agreement requires the affirmative vote of the majority of the outstanding shares, and, if approved, the investment advisory agreement will be terminated without penalty.

It is clear to us that the market has lost confidence in the Board and the External Manager, as illustrated by the Company's 34% discount to book value. It is extremely troubling that while the External Manager has handsomely profited from aggressive portfolio growth and exorbitant fees, stockholders have suffered greatly under precipitously declining performance. Despite this, the Board has been reluctant to make any significant changes. With four of the nine members of the Board employed by the External Manager, there are simply too many conflicts of interest, and we believe the External Manager continues to have inappropriate influence over the Board's decisions.

<u>Immediate strategic changes are necessary to restore and enhance stockholder value, and to protect against further decline in FSC's performance.</u> RiverNorth's director nominees, if elected, would represent the best

---

[1] The External Manager is a consolidated subsidiary of Fifth Street Asset Management Inc.

interests of stockholders, including taking decisive action to materially improve the valuation of FSC shares. Some of the obvious and immediate strategic changes they would seek to implement include:

1) **Reducing both the base management and incentive fees – the current 2/20 fee structure is absurd;**
2) **Applying a total return high watermark to the net investment income ("NII") incentive fee calculation; &**
3) **Significantly increasing the size of the stock buyback program.**

We believe there is still time to avoid a costly and distracting proxy battle. <u>We encourage you to voluntarily reconstitute the Board with our director nominees and enact the changes we believe necessary to improve the valuation of FSC shares.</u> Although we believe the External Manager is preventing the Company from making the appropriate strategic changes to drive stockholder value, we are willing to provide the External Manager this clear opportunity to prove us wrong.

If FSC works with us to reconstitute the Board and fully-implement the strategic changes we require, then we would be willing to withdraw our proposal to terminate the investment advisory agreement at the 2016 Annual Meeting. There is a tremendous opportunity to unlock FSC's intrinsic value. We hope that you demonstrate an immediate willingness to work with us now to achieve this goal, but, if not, we are fully prepared to solicit the support of our fellow stockholders to elect a new slate of directors and terminate the investment advisory agreement at the 2016 Annual Meeting.

We trust that the Board will give serious consideration to our perspectives and proposals for enhancing stockholder value at FSC. We have outlined details of our concerns below so that our fellow stockholders can see the extent of both the problems and significant opportunities that exist at FSC.

Questionable Reputation of the External Manager

FSC, Fifth Street Asset Management Inc. ("FSAM") and key executives (Leonard Tannenbaum, Bernard Berman, Alexander Frank, Todd Owens, Ivelin Dmitrov, and Richard Petrocelli) have been named as defendants in three securities class-action lawsuits. The complaints allege that, between July 7, 2014 and February 6, 2015, the defendants engaged in a fraudulent scheme and course of conduct to artificially inflate FSC's assets and investment income and, in turn, FSAM's valuation at the time of its IPO in October 2014. The following links provide access to copies of each of the stockholder derivative actions:
http://www.sec.gov/Archives/edgar/data/1414932/000114420415058696/v421868_40-33.pdf
http://www.sec.gov/Archives/edgar/data/1414932/000114420415060499/v422637_40-33.pdf
http://www.sec.gov/Archives/edgar/data/1414932/000114420415065450/v424686_40-33.pdf

While we can only speculate on the outcome, investors have recognized trouble and are bailing out of the External Manager's public stock.



Even before these disturbing class action lawsuits were filed, leading sell-side analysts had taken a negative view on the External Manager.

Troy Ward and Greg Mason of Keefe, Bruyette & Woods – February 9, 2015:

> *"The high number of equity offerings increased the balance sheet but never translated into any measurable benefit for shareholders. Book values have declined consistently since the IPO back in 2008 and while the manager has benefited from the increased assets and multiple public vehicles the shareholders of FSC have significantly underperformed peers."*

Jonathan Bock and Finian O'Shea of Wells Fargo – August 10, 2015:

> *"In our view, recent credit performance had led investors to question FSC's underwriting – in a benign credit environment – to potentially considering that the BDC grew 'too much too quickly' with the loan book growing from $1.1b in March of 2012 to $2.6b today."*

Appalling Historical Performance

Since inception (6/11/08) – and over almost any measurement period since – <u>FSC has woefully underperformed all relevant benchmarks</u>. Total returns are benchmarked to FSC's IPO on 6/11/08 and are current through 10/30/15[2].

	Total Return				FSC Underperformance			
	1 Year	3 Year	5 Year	Since IPO	1 Year	3 Year	5 Year	Since IPO
FSC	**-28.2%**	**-27.9%**	**-16.5%**	**-8.8%**	**-**	**-**	**-**	**-**
WF BDC Index	-7.8%	4.4%	36.6%	73.1%	**-20.4%**	**-32.3%**	**-53.1%**	**-81.9%**
HY Bonds	-1.9%	12.8%	33.9%	75.3%	**-26.3%**	**-40.8%**	**-50.4%**	**-84.1%**
S&P 500	6.4%	56.9%	95.3%	82.7%	**-34.6%**	**-84.8%**	**-111.8%**	**-91.5%**
S&P Financials	4.1%	60.2%	81.1%	24.9%	**-32.3%**	**-88.1%**	**-97.7%**	**-33.7%**

Source: Bloomberg, Standard & Poor's, Bank of America Merrill Lynch

Deeply Troubling Misalignment of Interests

Between June 30, 2008 and June 30, 2015 (FSC's most recent reporting period), the External Manager has been paid cumulative base and incentive management fees in the aggregate of $334.7 million. During this time period, the book value has declined from $13.20 to $9.13 per share. **While the Company's book value per share has declined 31% since June 30, 2008, the quarterly fees paid to the External Manager have increased 6.3 times (see chart below). <u>In the past twelve months alone (through 6/30/15), the External Manager has charged the Company's stockholders base and incentive fees totaling $85.4 million.</u>** We believe it is clear that the External Manager has benefited from running a larger portfolio while stockholders have suffered from uneconomic growth. The declining book value, net investment income and distributions per share demonstrate this troubling discrepancy. The Company has raised about $1.5 billion in gross proceeds since inception and the External Manager has made a fortune charging FSC stockholders to generate return-free risk.

---

[2] Note: The Wells Fargo BDC Index is a market cap weighted index intended to measure the performance of publicly-traded Business Development Companies; The S&P 500 Financials Sector Index is a market cap weighted index comprised of those companies included in the S&P 500 that are classified as members of the GICS financials sector; HY total return reflected by the Bank Of America Merrill Lynch US High Yield Index.



Source: FSC Company Reports

In addition to paying the External Manager high fees for uneconomic growth that has not resulted in stockholder value creation, the incentive fee structure of the Company does not hold the External Manager accountable for credit losses. The incentive fee is paid on NII, not total return. The External Manager charges stockholders an incentive fee on interest income received, even if the loans that generate the interest income result in credit losses. Since inception, the Company has accumulated net realized and unrealized losses of roughly $230 million, including $91 million since 6/30/14. As a "reward" for its performance, the External Manager has charged the Company's stockholders cumulative incentive fees of $147 million. Why are stockholders paying an NII incentive fee while the External Manager is racking up credit losses? Stockholders need an alignment of interests. The industry best practice is to apply a total return high watermark to the NII incentive fee calculation. Without this safeguard, the External Manager has an incentive to reach for yield at the expense of credit quality.

It's worth noting that the External Manager takes pride in charging the full-fare ticket to the Company:

> "For the last 24 quarters and since the initial public offering in June 2008 of FSC, our largest fund, FSC's net investment income has always exceeded both the 8% hurdle rate and the 10% catch-up provision." – FSAM's S-1, filed 10/28/14

Failure to Enact *Real* Strategic Change

Measured by market price to book value, FSC has one of the lowest valuations in the industry. Looking at the roughly 50 publicly traded income BDCs, the market cap weighted average discount to book value is roughly 11%. **At the close on November 13, 2015, the market price of the Company was 34% below book value. There is no other BDC with a market capitalization greater than $500 million with a lower price to book valuation.**

Knowing there is low hanging fruit to pick – stockholders are rightfully angry that the Board and management have not implemented the strategic changes necessary to narrow the discount.

FSC CEO, Todd Owens, claims management has undertaken a full strategic review to improve FSC's performance:

> "Ivelin and I together with the existing team have begun a thorough review of our business. The process has included conversations with our investors, analysts and other constituents, many of whom are on this call.

We undertook this strategic review to focus on driving strong, sustainable performance for FSC stockholders." – FSC earnings call, 2/9/15

Thus far, management has made the following changes:

1. Lowering the monthly distribution by 35%;
2. Skipping the February 2015 distribution altogether;
3. Marking the book down 5%;
4. Negotiating a lower base management fee on *future* equity capital – providing no near term value; &
5. Failing to implement any meaningful share buybacks, which would be immediately accretive to book value.

Ask yourself how these changes have in any way helped to drive "strong, sustainable performance."

We are deeply disappointed in FSC's leadership, and, apparently, so is the market. Since it was announced on January 22, 2015, that Todd Owens was assuming the role of CEO, the total return for FSC stockholders has been negative 17.1% through November 13, 2015. Stockholders want lower fees, incentive fees tied to total return and more buybacks. Meanwhile, adding insult to injury, the External Manager is originating new loans for the Company. The first investment the Company should make is an increased investment in FSC stock. At the current valuation of 0.66x book value, share repurchases provide an immediate return of 51.5%. Why is the External Manager boasting about their origination platform when the smart money would be buying back the Company's stock?

> *"Notwithstanding the overall reduction in volumes, lenders with direct origination franchises, such as Fifth Street, have demonstrated the ability to uncover pockets of opportunity even in challenging market environments. During the first half of 2015, FSC and FSFR had gross originations of $821.3 million, which is in line with the first half of last year where FSC and FSFR had $820.0 million of gross originations." – Company 8-K, November 10, 2015*

Summary

<u>Time is overdue for FSC to become a professionally governed public company with a focus on maximizing stockholder value, and that time for change is now</u>. Our director nominees – whose bios are included below – have the right blend of financial and operational expertise, as well as significant asset management and public company experience. While we remain willing to engage in discussions with the Board and management, thus far the leadership team at the Company has proven unwilling to meet stockholders' needs. We are steadfast in our belief that stockholder-friendly perspectives and increased independence on the Board are required to ensure improved performance and increased management accountability. Furthermore, we believe the External Manager should be held accountable for its poor performance and misaligned interests. We will ask stockholders to vote to terminate the investment advisory agreement, unless dramatic and sweeping changes are made now.

Best Regards,

 

Brian Schmucker   Patrick Galley, CFA   Stephen O'Neill, CFA
Chief Executive Officer   *Chief Investment Officer*   *Portfolio Manager*

5

RiverNorth's Highly-Qualified Director Nominees

Biographies of each nominee follow:

Randy I. Rochman currently serves as the Chief Executive Officer of West Family Investments, Inc., an investment firm that focuses primarily on the 'rebuilding' of the shadow banking system for mission critical assets, a position that he has held since July 2007. Previously, Mr. Rochman served as the Vice President of (and had held various other positions within) the Investment Management Division of The Goldman Sachs Group, Inc. (NYSE: GS), from August 1981 to May 2007. Mr. Rochman passed the certified public accountants exam in May 1980. He has also served on several not-for-profit Boards of Directors, including the advisory board of Invest for Kids, Crohns/Colitis Foundation, the Silver Millhouse Condominium Association and FC Chicago Soccer Club. Mr. Rochman received a B.S. in Accounting from the University of Illinois, Champaign, and a M.M. in Finance from Northwestern University. Mr. Rochman's extensive experience as a strategic leader with a unique combination of operational and financial expertise would make him a valuable addition to the Board.

Fred G. Steingraber currently serves as Chairman of Board Advisors, LLC, a consulting firm that provides board representation and personal advisory consulting to boards and top management of for-profit and not-for-profit organizations on issues facing such organizations and their boards, including corporate governance, organization, strategy, performance and executive compensation, a position that he has held since 2002. Mr. Steingraber has also served as Chairman and a Director of A.T. Kearney, Inc., a leading global management consulting firm, from May 1985 to December 2000; a Director of Continental AG (XETRA: CON) (supervisory board), a global supplier of automotive parts and components, from May 1999 to early 2009; a Director of Diamond Hill Financial Trends Fund, Inc. (NASDAQ:DHFT), a diversified, closed-end fund, and its predecessor companies including John Hancock Financial Trends Fund, Inc. (p/k/a Financial Trends Fund, Inc.) (NASDAQ: DHFT) and Southeastern Thrift and Savings Fund, Inc., from 1989 to March 2013, at which time the fund was liquidated, from approximately 1988 to 1998; a Director of Lawter International Inc., a manufacturer of printing-ink vehicles and specialty additives that was acquired by Eastman Chemical Co. in October 2000, from 1989 to 2006; a Director of Maytag Corporation, a former publicly-listed American home and commercial appliance brand, and a Director of 3i Group plc (LON: III), a multinational private equity and venture capital company, from 2001 to approximately 2009. Since 2004, Mr. Steingraber has served on the Board of Directors of Elkay Manufacturing Company, a manufacturer of stainless steel sinks, faucets and kitchen cabinets; since January 2013, Mr. Steingraber has served on the Board of Trustees of RiverNorth Funds, an open-end mutual fund complex. Over the course of his career, Mr. Steingraber has served on over twenty-five not-for-profit boards of directors, including the Indiana University Foundation, the Indiana University Kelly School of Business, the University of Chicago Booth School of Business, the American Council for Germany, Beta Gamma Sigma National Scholastic Honorary, the Better Business Bureau, Children's Memorial Hospital - Chicago, The Conference Board, the Economic Club of Chicago, the Executives Club of Chicago, Illinois Alliance for Economic Initiatives, the Illinois State Chamber of Commerce, the Mid-American Committee, The National Association of Manufactures, and Northwestern Healthcare Network. Mr. Steingraber received a B.S. in Economics and Business from Indiana University, Bloomington, and a MBA from the University of Chicago. Mr. Steingraber's extensive experience leading executive teams and corporate organizations in both the private and public sectors coupled with his twenty-five years track record serving as a trusted advisor to senior executives and corporate boards on strategy and financial matters well qualifies him for service on the Board.

Murray R. Wise currently serves as Chairman and Chief Executive Officer of Murray Wise Associates, LLC, a leading transaction advisory, real estate and farm management services firm that specializes in land and agribusiness, selling more than $2.5 billion of land and agribusinesses in forty (40) States during the past twenty (20) years, a position that he has held since October 2010. Mr. Wise has also served as a Director of Century Realty Trust, which was a publicly-listed real estate investment trust that specialized in ownership of income-producing real properties, from March 2001 until October 2006, at which time Century Realty Trust was liquidated; and served on the Board of Directors of Westchester Group Investment Management, Inc., which is one of the largest agricultural asset management companies in the world, that was created out of a division of Westchester Group, Inc., from September 2010 until January 1, 2015. Since 2005, Mr. Wise has served on the Board of Directors of First American Bancorp, an Iowa-chartered, privately held, full-service bank with fifty (50) locations in Iowa and Florida and more than $1 billion in assets; and since 2013, Mr. Wise has served on the Board of Directors of Champaign Stephens Family YMCA, an Illinois non-profit that promotes caring, honesty, respect and responsibility through programs that help build a healthy spirit, mind, and body. Previously, Mr. Wise served as Regional Manager of Allied Mills, a division of Continental Grain Company, a diversified conglomerate dedicated to working with its agricultural businesses to pursue strategic opportunities in protein-based businesses, from December 1975 to June 1976; Vice President of The Sandage Companies, a leading Midwestern farm real estate and real estate management firm, from July 1976 to February 1986; and Chairman and President of Westchester Group, Inc., which was previously a division of The Sandage Companies that later entered the agricultural asset management business, from June 1986 to October 2010, when Westchester Group, Inc. sold various of its divisions to Teachers Insurance and Annuity Association – College Retirement Equities Fund (TIAA–CREF). Mr. Wise received a B.S. degree in Agriculture from Iowa State University and an Executive MBA from the University of Illinois, Champaign. Mr. Wise's prior experience as an executive officer coupled with his management, sales, business development and asset management experience would make him a valuable addition to the Board.